      As filed with the Securities and Exchange Commission on June 14, 2001

                                                      Registration No. 333-42518



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                          WIRE ONE TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

        Delaware                                  5065                             77-0312442
(State or other jurisdiction of         (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)          Classification Code Number)             Identification Number)

                                 225 Long Avenue
                           Hillside, New Jersey 07205
                                 (973) 282-2000
     (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                                ----------------

                                  Richard Reiss
                      President and Chief Executive Officer
                           Wire One Technologies, Inc.
                                 225 Long Avenue
                           Hillside, New Jersey 07205
                                 (973) 282-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:

          Jonathan Birkhahn                       Michael J.W. Rennock, Esq.
   Executive VP of Business Affairs                 Morrison & Foerster LLP
         and General Counsel                      1290 Avenue of the Americas
     Wire One Technologies, Inc.                   New York, New York 10104
           225 Long Avenue                              (212) 468-8000
      Hillside, New Jersey 07205
            (973) 282-2000

   Approximate Date of Commencement of Proposed Sale of the Securities to the
Public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|X|

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.|_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                                ----------------

                         CALCULATION OF REGISTRATION FEE


============================================================================================================================
                                                                   Proposed Maximum     Proposed Maximum
Title of Each Class of                              Amount to       Offering Price     Aggregate Offering       Amount of
Securities to be Registered                       be Registered       Per Unit(1)            Price          Registration Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per share            902,145            $6.345           $5,724,110.03          $1,431.03
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee, based on the average of the high and low sales prices of the common stock as reported by the Nasdaq National Market on June 11, 2001 in accordance with Rule 457 under the Securities Act of 1933.

                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                Explanatory Note


   This Post-Effective Amendment No. 1 on Form S-3 (this "Amendment") is being filed to convert the Registration Statement on Form S-1 (No. 333-42518) (the "S-1 Registration Statement") into a Registration Statement on Form S-3. The S-1 Registration Statement related to an aggregate of 5,046,122 shares of common stock of Wire One Technologies, Inc. to be offered from time to time for the account of certain stockholders of Wire One Technologies, Inc., including 2,450,000 shares of common stock issuable to holders of 2,450 shares of series A preferred stock upon conversion at a then fixed conversion rate of $7.00 per share. This Amendment registers 902,145 shares of common stock that may be issued to, and sold by, holders of the series A preferred stock should they elect to convert their shares at an alternative conversion price below the $7.00 per share. Beginning on June 14, 2001, holders of series A preferred stock can choose an alternative conversion price equal to the higher of (i) 70% of the fixed conversion price then in effect or (ii) a price on any conversion date, equal to the average of the closing sale prices of the common stock during the 20 consecutive trading days immediately preceding such conversion date. The lowest possible alternative conversion price is $4.90 per share. As of the date of this Amendment, approximately 345,000 shares of common stock have been issued upon conversion of series A preferred stock at a conversion rate of $7.00 per share. The prospectus contained herein relates to the 5,046,122 shares of Common Stock that may be sold by the selling stockholders registered under the S-1 Registration Statement as well as the 902,145 shares which are being registered hereunder.

PROSPECTUS


                                5,948,267 Shares


                                 [Wire One Logo]


                                  Common Stock

   This prospectus relates to 5,948,267 shares of our common stock which may be sold from time to time by the selling securityholders, including their transferees, pledgees or donees or their successors.

   The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section "Plan of Distribution" beginning on page 21. We cannot assure you that the selling securityholders will sell all or any portion of the common stock offered under this prospectus.

   Our common stock is quoted on the Nasdaq National Market under the symbol "WONE". On June 11, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $6.26 per share.

   Our corporate offices are located at 225 Long Avenue, Hillside, New Jersey 07205. Our telephone number at that location is (973) 282-2000.

   Investment in the securities involves risks. See "Risk Factors" beginning on page 4 of this prospectus.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this prospectus is June   , 2001.

                                TABLE OF CONTENTS



                                                                            Page
                                                                            ----
Prospectus Summary ......................................................     1
Forward Looking Statements ..............................................     3
Risk Factors ............................................................     4
Use of Proceeds .........................................................    10
Business ................................................................    10
Selling Stockholders ....................................................    16
Plan of Distribution ....................................................    21
Experts .................................................................    22
Legal Matters ...........................................................    22
Where You Can Find More Information .....................................    22
Incorporation of Certain Documents by Reference .........................    23


   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY


   Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. Unless otherwise indicated, all references to "Wire One," "we," "our" and "us" refer to Wire One Technologies, Inc. and its subsidiaries.


                                   The Company

   Wire One Technologies, Inc., a Delaware corporation, was formed in May 2000 by the merger of All Communications Corporation ("ACC"), a value-added integrator of video, voice and network communications solutions since 1991, into View Tech, Inc. ("VTI"), a provider of video, voice and data communications equipment and services since 1992.

   Wire One is a leading single source provider of video communications solutions that encompass the entire video communications value chain. We are a leading integrator for major video communications equipment manufacturers, including the number one and number two market share leaders, PictureTel Corporation ("PictureTel") and Polycom, Inc. ("Polycom"), respectively, which together account for over 50% of the installed videoconferencing endpoints in the United States. Our current customer base includes over 2,500 companies with approximately 13,000 videoconferencing endpoints. We also offer voice communications products manufactured by Lucent Technologies, Inc. ("Lucent") and the Business Telephone Systems Division of Panasonic Communications and Systems Company ("Panasonic"), among others. In December 2000 we introduced our Glowpoint network service, providing our customers with two-way video communications with high quality of service. With the introduction of Glowpoint, we now offer our customers a single point of contact for all their video communications requirements. Furthermore, we believe Glowpoint is the first dedicated network to provide two-way video communications by utilizing a dedicated internet protocol ("IP") backbone and broadband access.


                                  The Offering


Common Stock offered by selling
stockholders....................5,948,267

Use of Proceeds.................the selling stockholders will receive all of the proceeds from the sale of securities in this offering, although Wire One may receive up to approximately $14.4 million upon exercise of outstanding warrants and options underlying those securities

Nasdaq National Market Symbol...WONE

                               Recent Developments


   On June 4, 2001, we acquired the assets of GeoVideo Networks, Inc. ("GeoVideo"), a Lucent Technologies venture.

   Chief among these assets, in addition to GeoVideo's cash on hand of at least $2,500,000, is GeoVideo's browser. The browser is a software tool based upon proprietary Bell Labs technology that allows up to six simultaneous, real- time, bi-directional high-bandwidth IP video sessions to be conducted over a standard desktop PC.

   Beginning next year, we expect to integrate GeoVideo's browser and other products to be developed under GeoVideo's joint development agreement with Bell Labs, which agreement we also acquired, into our Glowpoint IP video communications network services. We may also license the GeoVideo browser technology for other video applications.

   In exchange for the acquired assets, we issued a total of 815,661 shares of Wire One common stock, together with warrants to purchase 501,733 additional shares of Wire One stock at $5.50 per share and 520,123 shares at $7.50 per share. We will issue additional shares in the event there is any cash in excess of $2,500,000 remaining after GeoVideo winds up its affairs. We have undertaken to register for public sale all shares, as well as warrants (which have a 5-year term), issued in connection with the acquisition.

                           FORWARD-LOOKING STATEMENTS


   In addition to the other information contained in this prospectus and the documents that are and will be incorporated into this prospectus, investors should carefully consider the risk factors disclosed in this prospectus, including those beginning on page 4, in evaluating an investment in the common stock issuable upon conversion of the series A preferred shares and exercise of the related warrants. This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may", "will", "expects", "plans", "anticipates", "estimates", "potential", or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this prospectus and in the incorporated documents are reasonable, we cannot assure you that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                                  RISK FACTORS


   You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

Prior To The Merger, ACC, One Of The Predecessor Companies Of Wire One, Had A Limited History Of Profitable Operations And VTI, The Other Predecessor Company, Had Been Experiencing Losses, And There Is No Guarantee That Wire One Will Achieve Revenue Growth Or Profitability Or Generate Positive Cash Flow On A Quarterly Or Annual Basis In The Future, Or At All.

   ACC reported moderate losses in the second half of 1997 and 1998 and reported only very small profits in 1999. While VTI reported moderate profits in 1997, it reported substantial losses from continuing operations for 1998 and 1999. Wire One reported a substantial loss from operations in 2000. We cannot assure you that we will achieve revenue growth or profitability or generate positive cash flow on a quarterly or annual basis in the future, or at all.

Our Growth Is Dependent In Part Upon The Acceptance of Glowpoint.

   Although we have historically offered customers single-vendor sourcing for all aspects of their video communications and technology requirements, our Glowpoint service is new. We may encounter problems or delays in the rollout of Glowpoint related to technology, personnel or other factors which we may not be able to anticipate today. We have committed, and will continue to dedicate, significant financial and other resources to the development and commercial introduction of Glowpoint to the enterprise market. The failure of Glowpoint to meet the video quality and reliability expectations of the enterprise market could have a material adverse effect on our business, financial condition and results of operations.

We Depend Upon Third Party Suppliers For Glowpoint.

   We currently rely on Exodus Communications ("Exodus") to provide dedicated capacity on its backbone network and data center to colocate our points of presence ("POP"s) for Glowpoint. In addition, we have strategic relationships with Covad Communications ("Covad") and other broadband access companies and expect to enter into relationships with additional broadband access companies to provide dedicated broadband access to the Glowpoint network. If our relationship with Exodus, Covad or other broadband access providers were to deteriorate, we might not be able to obtain similar relationships on commercially reasonable terms, if at all. In addition, our suppliers, which may be better capitalized than us, may choose to offer a solution in the marketplace that competes with Glowpoint. We cannot assure you that, on an ongoing basis, we will be able to maintain our relationships with Exodus, Covad or other broadband access providers, or that we will be able to obtain comparable third-party relationships cost-effectively and on the scale and within the time frames we require, or at all. If we are unable to obtain additional relationships to provide a high performance backbone or dedicated broadband access for Glowpoint in a commercially reasonable manner or at all, our ability to offer Glowpoint could be hindered, and this could have a material adverse effect on our business, financial condition and results of operations.

   In addition, we rely on other companies to supply key components for our Glowpoint network. We could be adversely affected if these suppliers were to experience delays or their equipment were to contain defects that we are unaware of when first introduced. Although we pre-test equipment, we may not be able to discover defects in equipment until after such equipment is deployed in our Glowpoint network. These defects could result in damage to our Glowpoint network as well as damage to our reputation, delays in or loss of market acceptance of our products and unexpected expenses and diversion of resources to remedy errors. We cannot assure you that, on an ongoing basis, we will be able to obtain third-party products and services on commercially reasonable terms and on the scale and within the time frames we require, or at all. Failure to obtain or to continue to make use of such third-party products and services could have a material adverse effect on our business, financial condition and results of operations.

Our Business May Be Adversely Affected If We Lose Key Executive Officers Or Are Unable to Attract And Retain Additional Highly Skilled Personnel.

   Our future success depends in substantial part on the experience and continued employment of our senior management. In particular, we rely upon Richard Reiss, our chairman of the board, chief executive officer and president and Leo Flotron, our chief operating officer, the loss of either of whose services would have a material adverse effect on our business. We have entered into employment agreements with Messrs. Reiss and Flotron that expire on December 31, 2003.

   We believe that our future success will also depend upon our ability to hire, train and retain other highly-skilled personnel. We compete in a relatively new market and there are a limited number of people who have acquired the skills to provide the services that our clients demand. Competition for quality personnel is intense. We cannot be sure that we will be successful in hiring, assimilating or retaining the necessary personnel, and our failure to do so could adversely affect our business and financial condition.

We Depend Upon Our National Network And Facilities Infrastructure.

   Our success depends upon our ability to implement, expand and adapt our national network infrastructure and support services to accommodate an increasing amount of video traffic, while evolving to meet customer requirements at a reasonable cost. This has required, and will continue to require, that we enter into agreements with providers of infrastructure capacity, equipment, facilities and support services on an ongoing basis. We cannot assure you that any of these agreements can be obtained on satisfactory terms and conditions. We also anticipate that future expansions and adaptations of our network infrastructure facilities may be necessary in order to respond to growth in the number of customers served.

   In addition, our network and facilities, and other networks and facilities providing services to us, are vulnerable to damage, unauthorized access, or cessation of operations from human error and tampering, breaches of security, fires, earthquakes, severe storms, power losses, telecommunications failures, software defects, intentional acts of vandalism including computer viruses, and similar events, particularly if the events occur within a high traffic location of the network or at one of our data centers. The occurrence of a natural disaster or other unanticipated problems at the network operations center, key sites at which we locate routers, switches and other computer equipment which make up the backbone of our network infrastructure, or at one or more of our partners' data centers, could substantially impact our business. We cannot assure you that we will not experience failures or shutdowns relating to individual facilities or even catastrophic failure of the entire network. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We May Be Unable To Implement Our Acquisition Growth Strategy, Which Could Harm Our Business And Competitive Position In The Industry.

   Our business strategy includes strategic acquisitions of other video communications companies. Our continued growth will depend in part on our ability to identify and acquire companies that complement or enhance our business on acceptable terms. We may not be able to identify or complete future acquisitions or realize the anticipated results of future acquisitions. Some of the risks that we may encounter in implementing our recent acquisitions and in continuing our acquisition growth strategy include:

   o expenses and difficulties in identifying potential acquisition targets and the costs associated with terminated or ongoing acquisition discussions;

   o higher acquisition costs because of greater competition for attractive acquisition targets;

   o expenses, delays and difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

   o potentially adverse effects on our reported results of operations from acquisition-related charges and amortization of goodwill;

   o potential loss of key employees of acquired businesses;

   o potential dilution of current stockholders from the issuance of additional equity securities;

   o diversion of management's attention from other business concerns; and

   o expenses of any undisclosed or potential legal liabilities of the acquired company.

   If realized, any of these risks could have a material adverse effect on our business, results of operations and financial condition.

We May Need To Obtain Additional Financing And We Cannot Be Certain That Additional Financing Will Be Available When Needed Or On Terms Favorable To Us Or Our Stockholders.

   Our future capital requirements will depend on many factors, including but not limited to:

   o market acceptance of Glowpoint;

   o promotion and marketing expenditures required to maintain a competitive position in the marketplace;

   o investments in new technology and improvements of existing technology;
     and

   o the response of competitors to our introduction of Glowpoint and other new products and services.

   We believe that our existing cash balances and funds generated from operations will provide us with sufficient funds to finance our operations for approximately the next 12 months. To the extent that existing resources are insufficient to fund our activities over the long-term, we may need to raise additional funds through equity or debt financing or from other sources. The sale of equity or convertible debt may result in dilution to our stockholders. To the extent that we rely upon debt financing, we will incur the obligation to repay the funds borrowed with interest and may become subject to covenants and terms that restrict our operating flexibility. We cannot assure you additional equity or debt financing will be available or that, if available, it will be on terms favorable to us or our stockholders. Failure to obtain necessary financing could have a material adverse effect on our business, financial condition or results of operations.

We May Be Unable To Adequately Protect Our Intellectual Property Rights.

   Our success depends on our ability to protect the intellectual property imbedded into our proprietary network architecture. If we do not adequately protect our intellectual property, our customers, network infrastructure providers or competitors could use the intellectual property we have developed to enhance their products and services to our detriment, and may develop and offer competing solutions to the marketplace. We rely on a combination of trade secret laws, confidentiality agreements and other contractual provisions to protect our intellectual property rights, but these legal measures provide only limited protection. Currently, we have no patents or patent applications pending.

Third Parties May Claim That We Have Breached Their Intellectual Property Rights, Which Could Result In Significant Additional Costs Or Prevent Us From Providing All Of Our Services.

   Third parties may bring claims of copyright or trademark infringement, patent violation or misappropriation of creative ideas or formats against us with respect to content that we distribute or our technology or marketing techniques and terminology. Claims of this kind, even if without merit, could be time-consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from distributing certain content or utilizing important technologies, ideas or formats.

A Decrease In The Number And/Or Size Of Our Projects May Cause Our Results To Fall Short Of Investors' Expectations And Adversely Affect The Price Of Our Common Stock.

   If the number or average size of our projects decreases in any quarter, our revenues and operating results may also decrease. If our operating results fall short of investors' expectations, the trading price of our common stock could decrease materially, even if the quarterly results do not represent any longer-term problems.

We Are Subject To The Risks Associated With The Conduct Of Business In Foreign Markets Including Increased Credit Risks, Trade Restrictions, Export Duties And Tariffs And Fluctuations In Exchange Rates Of Foreign Currency, Any Of Which Could Have A Material Adverse Effect On Our Operating Margins And Results Of Operations.

   In 2000, approximately 10% of our revenues were derived from sales in foreign markets and we expect that a portion of our revenues will continue to be derived from sales in foreign markets in the future. Accordingly, we will be subject to all of the risks associated with foreign trade, which could have a material adverse effect on our financial condition and results of operations. These risks include:

   o shipping delays;

   o increased credit risks;

   o trade restrictions;

   o export duties and tariffs;

   o fluctuations in the exchange rates of foreign currency; and

   o international, political, regulatory and economic developments.

   We intend to expand our sales and marketing activities in foreign markets by, among other ways, seeking to establish relationships with foreign governmental agencies that typically operate telecommunications networks. To the extent that we are able to successfully expand sales of our products in foreign markets, we will become increasingly subject to foreign political and economic factors beyond our control, including governmentally imposed moratoriums on new business development as a result of budgetary constraints or otherwise, which could have a materially adverse effect on our business. We also anticipate that the expansion of foreign operations will require us to devote significant resources to system integration, training and service.

Risks Related to Our Industry

Our Success Is Highly Dependent On The Evolution Of Our Overall Market.

   The market for video communication services is evolving rapidly. Our future growth, if any, will depend on the continued trend of businesses to migrate to IP (H.323) based standards. There can be no assurance that the market for our services will grow, that our services will be adopted, or that businesses will use IP (H.323) based video communications equipment or our new Glowpoint service. If we are unable to react quickly to changes in the market, if the market fails to develop or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.

We Compete In A Highly Competitive Market And Many Of Our Competitors Have Greater Financial Resources And Established Relationships With Major Corporate Customers.

   We compete primarily with manufacturers and resellers of video communications systems, some of which are larger, have longer operating histories, and have greater financial resources and industry recognition than us. These competitors include Avaya, FVC.com, PictureTel, Tandberg and VTEL Corporation. Our competitors in the voice communications sector include Lucent, Northern Telecom, Toshiba America, Inc., Siemens Corporation and NEC Corporation. We also compete with other dealers of voice communication products. We also compete with providers of video communications transport services, including AT&T Corporation, MCI WorldCom, Qwest Communications, Sprint Corporation and several other regional bell operating companies and carriers. In the future, competition may increase from new and existing resellers, from manufacturers that choose to sell direct to end users and from existing and new telecommunications services providers, many of which have greater financial resources than us.

   With our recent introduction of Glowpoint, we now compete with a variety of companies that offer broadcast, streaming and other video technologies and services in addition to network service providers that may offer video services in addition to voice, data or other applications over their networks, some of which are larger, have longer operating histories, and have greater financial resources and industry recognition than us. These companies include CUseeMe Networks, Inc., Evoke Communications Inc. Genesys SA (Vialog Corporation), RealNetworks, Inc. and WebEx Communications, Inc. We believe that, as the demand for video communications systems continues to increase, additional competitors, many of which have greater financial resources, more extensive customer bases and greater name recognition than us, may enter the video communications market. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to customers than we can. In addition, our suppliers, which may be better capitalized than us, may choose to offer a solution in the marketplace that competes with Glowpoint. If we fail to compete successfully against current or future competitors, we could lose customers or fail to gain new customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our Failure To Keep Pace With Rapid Change In The Video Communications Industry Could Have A Material Adverse Effect On Our Business, Financial Condition or Results Of Operations.

   The video communications industry is characterized by rapid change and frequent new product introductions. Our future success will depend in part on our ability to anticipate and to respond to changes in industry standards and advances in new technologies. We expect to update features and functions of Glowpoint. However, there can be no assurance that we will be able to introduce or integrate these new features and functions of our Glowpoint network in a timely manner consistent with the market opportunity or that, once introduced, these services will gain the market acceptance we expect. Delays in the introduction of new features and functions for Glowpoint or other new technologies could have a material adverse affect on our business, financial condition and results of operations.

Government Regulation Of Video Communications May Impact Our Business By Directly Or Indirectly Increasing Our Costs.

   We offer video communications services, in part, through data transmission over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wireline communications. We currently are not subject to direct regulation by the Federal Communications Commission ("FCC") or any other governmental agency, other than regulations applicable to businesses generally.

   In the future, however, we could become subject to regulations by the FCC or other regulatory agencies as a provider of basic telecommunications services. Changes in the regulatory environment relating to the application of access charges and other regulatory changes that directly or indirectly affect costs imposed on telecommunications providers or increase the likelihood or scope of competition, could harm our business, financial condition or results of operations.

Risks Related to Our Stock

The Conversion Of The Series A Preferred Shares And The Exercise Of The Related Warrants Could Result In Substantial Numbers Of Additional Shares Being Issued If Our Market Price Declines.

   The series A preferred shares convert into common stock at a fixed rate of $7.00 per share. However, beginning on June 14, 2001, holders can choose an alternative conversion price which equals the higher of (i) 70% of the fixed conversion price then in effect or (ii) a price on any conversion date, equal to the average of the closing sale prices of the common stock during the 20 consecutive trading days immediately preceding such conversion date. As a result, the lower the price of our common stock at the time of conversion, the greater the number of shares of such stock the holder will receive. To date, 345 shares of our series A preferred stock have been converted into 345,000 shares of common stock. Accordingly, beginning on June 14, 2001, assuming all outstanding shares of series A preferred stock are converted at the lowest possible conversion price of $4.90 per share, we would, upon conversion of the remaining 2,105 outstanding shares of series A preferred stock, be required to issue 902,145 shares of our common stock in addition to the 2,105,000 shares of such stock that we would be required to issue in any event.

   To the extent that either the series A preferred stock is converted or the related warrants are exercised, a significant number of shares of common stock may be sold into the market, which could decrease the price of our common stock and encourage short sales by selling securityholders or others. Short sales could place further downward pressure on the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the series A preferred shares, sales of which could further depress the price of our common stock.

We May Issue Additional Shares And Dilute Your Ownership Percentage.

   Some events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Wire One. We may issue additional shares of common stock or preferred stock:

   o  to raise additional capital or finance acquisitions,

   o upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock, and/or

   o  in lieu of cash payment of dividends.

   As of June 11, 2001, other than the 857,500 warrants issued to the holders of series A preferred stock, there were outstanding warrants to acquire an aggregate of 1,826,438 shares of common stock, and there were outstanding options to acquire an aggregate of 6,874,405 shares of common stock. If converted or exercised, these securities will dilute your percentage ownership of common stock. These securities, unlike the common stock, provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions, and, in some cases, major corporate announcements. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase. In addition, the number of shares that may be issued upon conversion of or payment of dividends in lieu of cash on the series A preferred shares could increase substantially if the market price of our common stock decreases during the period the series A preferred shares are outstanding.

Substantial Sales Of Our Common Stock Could Cause Our Stock Price To Fall.

   If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and upon conversion of and issuance of common stock dividends on the series A preferred shares and exercise of the related warrants, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of June 11, 2001, we had outstanding 18,274,205 shares of common stock and options to acquire an aggregate of 6,874,405 shares of common stock, of which 4,697,604 options were vested and exercisable. Of the shares outstanding, as of June 11, 2001, 16,177,615 were freely tradable in the public market and 2,096,590 were tradable in the public market subject to the restrictions, if any, applicable under Rule 144 and Rule 145 of the Act. All shares acquired upon exercise of options will be freely tradable in the public market.

   In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) one percent of the number of shares of common stock then outstanding (which for Wire One was 182,742 shares as of June 11, 2001) or (b) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Your Percentage Of Ownership And Voting Power, And The Price Of Our Common Stock May Decrease Because We Have Issued, And May Issue, A Substantial Number Of Shares Of Common Stock, Or Securities Convertible Or Exercisable Into Our Common Stock.

   We have the authority to issue without stockholder approval up to 100,000,000 shares of our common stock, of which, as of June 11, 2001, 18,274,205 are currently issued and outstanding and 5,000,000 shares of our preferred stock, of which 2,450 shares have been designated series A preferred stock, and of which 2,105 shares of such series A preferred stock are currently issued and outstanding. We may also issue options and warrants to purchase shares of our common stock. These future issuances could be at values substantially below the price paid for our common stock by current stockholders. We may conduct additional future offerings of our common stock, preferred stock, or other securities with rights to convert the securities into shares of our common stock, which may result in a decrease in the value or market price of our common stock. Further, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Our Anti-Takeover Defense Provisions May Deter Potential Acquirers And May Depress Our Stock Price.

   Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or control us. These provisions provide for a classified board of directors and allow us to issue preferred stock with rights senior to those of our common stock, and impose various procedural and other requirements that could make it more difficult for our stockholders to effect corporate actions.


                                 USE OF PROCEEDS


   The selling stockholders will receive all of the proceeds from the sale of the securities sold pursuant to this prospectus, although we will receive up to approximately $14.4 million upon exercise of the outstanding warrants and options that underlie those securities. See "Selling Stockholders" for a list of those persons and entities receiving proceeds from sales of these shares. We are registering these shares to satisfy various obligations we have to the selling stockholders.


                                    BUSINESS

Overview

   Wire One was formed in May 2000 by the merger of ACC, a value-added integrator of video, voice and network communications solutions since 1991, into VTI, a provider of video, voice and data communications equipment and services since 1992.

   We are a leading single source provider of video communications solutions that encompass the entire video communications value chain. We are a leading integrator for major video communications equipment manufacturers, including the number one and number two market share leaders, PictureTel and Polycom, respectively, which together account for over 50% of the installed videoconferencing endpoints in the United States. Our current customer base includes over 2,500 companies with approximately 13,000 videoconferencing endpoints. We also offer voice communications products manufactured by Lucent and Panasonic, among others. In December 2000 we introduced our Glowpoint network service, providing our customers with two-way video communications with high quality of service. With the introduction of Glowpoint, we now offer our customers a single point of contact for all their video communications requirements. Furthermore, we believe Glowpoint is the first dedicated network to provide two-way video communications by utilizing a dedicated IP backbone and broadband access.

Industry Overview

   In today's fast-paced business environment, many companies seek more efficient and cost effective ways to communicate with an increasingly mobile and widely distributed network of employees, customers, suppliers and partners. Video communications technology enables two or more parties in different locations to use audio and video to communicate simultaneously in real-time. Moreover, video provides an effective means of communication that offers the benefit of "face to face" interaction when participants are unable to meet in a common location. The video communications market is a large and rapidly growing market. According to Frost & Sullivan, the total video communications market in the United States totaled $2.2 billion in 1999 and is expected to grow to $5.8 billion by 2005.

   Historically, video communications principally involved point-to-point communication from designated rooms equipped with large, expensive equipment. Users tolerated cumbersome set-up procedures, which often required the assistance of an administrator or a trained technician. Moreover, bandwidth constraints and room availability often limited the functionality, usability and reliability of these systems.

Video Communications Evolution

   In recent years, video equipment manufacturers have built smaller devices and units for use with personal computers and also adopted standards to help improve compatibility and user acceptance. Many of the older room systems have been replaced as most users migrated to Integrated Services Digital Network ("ISDN") standards-based video communications systems. While superior to earlier technologies, ISDN still has several shortcomings, including high transmission costs and poor quality of service ("QoS") due primarily to the fact that ISDN is fundamentally a narrowband technology. We believe that this low quality and high cost of video communications using ISDN has impeded the growth of the video communications market. More recently, the development of IP has promised new standards for broadband communications, and the industry has thus adopted IP standards-based technologies that provide guaranteed QoS and lower transmission costs than ISDN. The ability to perform video communications over IP is expected to increase user adoption and to help make two-way video communications widespread in the enterprise and, ultimately, the consumer markets. Frost & Sullivan expects that video communications using IP- based technology will surpass usage of legacy ISDN technology and represent a larger portion of the video communications market by 2003.

IP Market Opportunity

 IP-Based Video Communications

   While many business users have private networks that could theoretically support IP video communications, most are reluctant to run a video communications application over networks that support enterprise data and other mission-critical applications. When using video communications applications over a non-dedicated network, the video and audio transmissions must share bandwidth with other applications on the network. Allocating enough bandwidth in a corporate local area network ("LAN") or intranet to handle both real-time transmission of sounds and images as well as e-mail and file transfer applications is difficult and can create congestion that impedes network performance. In addition, most businesses already find it difficult to effectively maintain and manage existing applications due to the shortage of information technology and network personnel. As a result, businesses increasingly require a dedicated network solution that enables them to manage video communications distinct from their other applications and existing communications infrastructure.

   An effective video network must also be easily scalable in much the same way that a company can simply add more phone lines as its employee base and operations grow. Moreover, widespread adoption by both enterprise and consumer users requires a video communications solution that provides the same reliability as public telephone service. We believe there exists a significant opportunity to provide an IP-based video communications solution that is scalable, dependable and will ultimately be as commonplace as voice telephony.

 Products And Services

   We are a single source provider of video products and services that assist customers with systems procurement and integration, maintenance and operation of their video communications systems and requirements. We offer our customers video communications products from leading manufacturers such as Accord Telecommunications, Inc. ("Accord"), PictureTel, Polycom, RADVision, SONY Electronics, Inc. ("SONY") and VCON Telecommunications, Ltd. ("VCON") and provide a comprehensive suite of video and data services including integration, bridging, on-site technical assistance, customized training, engineering and maintenance. We also offer voice communications products for major manufacturers in this industry. With the introduction of Glowpoint, we believe we offer the first subscriber service designed exclusively for video communications over IP.

 Glowpoint

   Our Glowpoint network provides customers with a high-quality platform for video communications over IP and related applications. The Glowpoint service offers subscribers substantially reduced transmission costs and superior video communications quality, remote management of all videoconferencing endpoints utilizing simple network management protocol ("SNMP"), gateway services to ISDN standards-based video communications equipment, video streaming and store-and-forward applications from our network operations center ("NOC").

   To provide our Glowpoint service, we have contracted with Exodus for access to its IP backbone network and co-location facilities. We have contracted with Covad Communications and others, and plan to contract with additional broadband access providers, for dedicated broadband access to the Glowpoint network using either digital subscriber lines ("DSL"), or dedicated 1.5 Mbps ("T1") or 45 Mbps ("T3") lines. Leading IP video communications and video networking equipment suppliers, including Cisco Systems, PictureTel, Polycom, RADVision and VCON, have already announced that their products will be compatible with Glowpoint.

 Video Communications And Data Products

   We market and sell a full range of video, audio and data products and systems on a world-wide basis from Accord, PictureTel, Polycom, SONY and VCON. We also distribute data products from companies such as Adtran, Lucent, Madge Networks and RADVision to provide our customers with remote access into LANs, permitting them to acquire bandwidth on demand and to digitally transmit data. We configure single or multi-vendor video and data conferencing platforms for our clients and integrate systems and components into a complete solution designed to suit each customer's particular communications requirements.

 Video Communications Services

   We offer our customers the convenience of single vendor sourcing for virtually all aspects of their video communications requirements. In addition, we provide consulting services that include an assessment of customer needs and existing communications equipment.

   After designing a customer's video communications solution, we deliver, install and test the communications equipment. When the system is functional, we provide training to all levels of our customer's organization, including executives, managers, management information systems and data-processing administrators, technical staff and end users. Training includes instruction in system operation as well as the planning and administration of meetings. By means of thorough training, we help to ensure that our customers understand the functionality of the systems and are able to apply the technology effectively.

   Our One Care service covers a customer's entire video communications system deployment for an annual fee. One Care encompasses installation and maintenance service products that provide comprehensive customer support after the sale and help ensure that our customers experience reliable, effortless video communications. Our installation service places minimal demands on a customers' time and resources. Our maintenance service provides technical support representatives and engineers, a 24x7 help desk, nationwide on-site diagnostic repair and replacement service, nationwide network trouble coordination and a 24-hour video test facility.

   We also provide advanced telecommunications consulting and engineering services through our ProServices department. Our engineers have in-depth experience with networks (T1/ISDN to IP/ATM ), microprocessors, software development and IT management, as well as the design, deployment and repair of video telecommunications products and technology. Our engineers use this experience to provide expert advice and assistance in evaluating and deploying the appropriate visual communications technology to meet a customer's project goals and objectives. These services include application consulting and network design, laboratory testing, product application and industry research, and technology trial assistance.

   We also sell multi-point video and audio bridging services through a program called Multiview Network Services. We employ state-of-the-art conferencing servers that provide seamless connectivity for all switched digital networks at an affordable rate. Because of the significant expense associated with procuring multipoint conferencing equipment, our customers typically elect to use our Multiview Network when bridging is required.

 Voice Communications Products

   We offer our customers Lucent and Panasonic digital key and hybrid telephone systems, PBX telephone systems, voice processing systems and CTI solutions. Lucent and Panasonic manufacture digital key and hybrid telephone systems which contain multi-featured fully electronic digital telephones, common control units, central processing units and associated common equipment to provide service in the approximately 2,000 line-and under-marketplace. We distribute Lucent-manufactured PBX (private branch exchange) systems, which have a capacity expandable up to 25,000 ports. We also distribute a Panasonic-manufactured PBX system with a maximum capacity of nearly 600 ports. A key telephone system provides each telephone with direct access to multiple outside trunk lines and internal communications through intercom lines. A PBX system, through a central switching system, permits the connection of internal and external lines. A hybrid switching system provides, in a single system, both key telephone and PBX features. Key telephone equipment may be used with PBX equipment.

   We are involved in the sale, installation and servicing of Panasonic products throughout the United States both through our own employees and through subcontractors. We sell Lucent products through our direct sales force. The installation and servicing of the Lucent products are provided by our employees and through subcontracting arrangements with Lucent directly and with other Lucent dealers.

 Sales And Marketing

   We market and sell our video, data and voice products and services to the commercial, government, medical and educational markets through a direct sales force of account executives, telemarketers and through resellers. These efforts are supported by sales engineers, a marketing department, a call center and a professional services and engineering group. As of June 12, 2001, we had 103 additional sales and marketing personnel.

   Our marketing department concentrates on activities that will generate leads for our sales force and create brand awareness for Wire One and the Glowpoint network including direct marketing campaigns, select advertising, a call center, public relations, participation in trade shows and the coordination of seminars throughout the country. We host these seminars to demonstrate video communications systems to prospective customers and to educate them on technological advancements in video and data communications. We also provide our sales force with ongoing training to ensure that it has the necessary expertise to effectively market and promote our business and solutions.

   In conjunction with manufacturer-sponsored programs, we provide existing and prospective customers with sales, advertising and promotional materials. We maintain up-to-date systems for demonstration purposes in all of our offices. Our technical and training personnel periodically attend installation and service training sessions offered by video communications manufacturers to enhance their knowledge and expertise in the installation and maintenance of the systems.

 Customers

   We have sold our products and services to over 2,500 customers who collectively have approximately 13,000 videoconferencing endpoints.

   Select customers in each of our market segments who have purchased in excess of $50,000 of our products and services in the year ended December 31, 2000 include:


Commercial                          Medical                      Educational             Governments and Agencies
--------------------------------    -------------------------    ---------------------   -------------------------------
American Re-Insurance Co.           Aventis Pharmaceutical       Howard University       Commonwealth of Virginia
Arthur Andersen                     Bear River Health Dept.      Indiana University      State of New Mexico
AT&T Corporation                    Bracco Diagnostics           U. of California        State of Louisiana
Bayerische Landesbank               Bristol-Myers Squibb Co.     University of Houston   Texas Dept. of Criminal Justice
Boston Scientific Corporation       Centura Health               University of Judaism   U.S. Dept. of Corrections
Cisco Systems                       Deaconess Billings Clinic    University of Texas     U.S. Secret Service
MCI WorldCom                        Partners Healthcare                                  United Nations
New York Times                      Pfizer                                               Virginia Dept. of Mental Health
Seibel Systems                      Schering Plough
Telecordia Technologies             St. Jude Childrens'
Visa International                    Research


Technology

 The Glowpoint Network

   Glowpoint employs a proprietary network architecture consisting of state of the art equipment co-located at Exodus data centers across the country, each one constituting a Glowpoint POP, and dedicated capacity on Exodus' high performance, redundant backbone. This backbone network connects all of Glowpoint's POPs, using multiple high-speed OC-3 and OC-12 lines which virtually eliminate the risk of a single point of failure. Our POPs consist of the best available technology from multiple vendors combined in a unique proprietary architecture and co-located in a secure and monitored environment at Exodus. This configuration of equipment at the POPs and their distributed locations across the country are expected to provide industry-leading throughput, scalability and mission-critical resiliency. Currently, we have ten POPs strategically located throughout the country. We have contracted with Covad and others, and plan to contract with additional broadband access providers, for dedicated broadband access to the Glowpoint network using either DSL, T1 or T3.

 Network Equipment

   Our network consists of the best available technology from multiple vendors combined in a unique proprietary architecture. This configuration of specialized equipment and technology is purchased from industry leading vendors. All equipment on the network complies with current H.323 (IP) standards.

 Network Operations Center

   We maintain a state-of-the-art NOC at our headquarters from which we monitor the operations of Glowpoint on a 24x7 basis. The NOC's primary functions are to monitor the network, manage and support all backbone equipment, provide usage information for billing, provide utilization data for capacity planning and provide value-added customer services. No actual video communications traffic will pass through the NOC, only usage information and authentication packets. Technology in the NOC includes gatekeepers, routers and switches, servers, firewalls and load balancing devices. The NOC uses redundant circuits to connect directly to our backbone. In the future, we plan to add another NOC.

 Research And Development

   As of June 12, 2001, we employed a staff of 15 software and hardware engineers who evaluate, test and develop proprietary applications. The costs of this team of engineers in the quarter ended March 31, 2001 totaled approximately $300,000. To augment these resources, we employ independent consultants. We expect that we will continue to commit resources to research and development in the future to further develop our proprietary network solutions.

 Employees

   As of June 12, 2001, we had 295 full-time employees. Of these employees, 103 are in sales and marketing, 160 in installation services, technical services and customer support and 32 in finance and administration. None of our employees is represented by a labor union. We believe that our employee relations are good.

 Competition

   We compete primarily with manufacturers and resellers of video communications systems, some of which are larger, have longer operating histories and have greater financial resources and industry recognition than us. These competitors include Avaya, FVC.com, PictureTel, Tandberg and VTEL Corporation. Our competitors in the voice communications sector include Lucent, Northern Telecom, Toshiba America, Inc., Siemens Corporation and NEC Corporation. We also compete with other dealers of voice communication products.

   We also compete with providers of video communications transport services, including AT&T Corporation, MCI WorldCom, Qwest Communications, Sprint Corporation and several other regional bell operating companies and carriers. In the future, competition may increase from new and existing resellers, from manufacturers that choose to sell direct to end users and from existing and new telecommunications services providers, which may include certain of our suppliers or network providers, many of which have greater financial resources than us.

   With the introduction of Glowpoint, we now compete with a variety of companies that offer broadcast, streaming and other video technologies and services in addition to network service providers that may offer video services in addition to voice, data or other applications over their networks. These companies include CUseeMe Networks, Inc., Evoke Communications Inc., Genesys SA (Vialog Corporation), RealNetworks, Inc. and WebEx Communications, Inc.

   We compete primarily on the basis of our:

   o primary focus on the video communications industry;

   o breadth of video product and service offering;

   o relationships with video equipment manufacturers;

   o nationwide presence;

   o technical expertise;

   o knowledgeable sales, service and training personnel; and

   o commitment to customer service and support.

   We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including the adoption and evolution of technologies relating to our business, the pricing policies of our competitors and suppliers, our ability to hire and retain key technical and management personnel and industry and general economic factors.

                              SELLING STOCKHOLDERS


   The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of them as of June 11, 2001, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each selling stockholder after this offering. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution." We will not receive any proceeds from the sale of the common stock by the selling stockholders. Except as otherwise set forth in the footnotes to the table, none of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of his or her ownership of shares of equity securities. This information is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares that will be held by the selling stockholders after this offering can be provided.

   The number of shares set forth in the second column of the table represents an estimate, as of June 11, 2001, of the number of shares of common stock to be offered by the selling stockholders. The information set forth in the table assumes conversion of the series A preferred stock and exercise of the related warrants as of June 11, 2001, and assumes a conversion price of $4.90.

   The actual number of shares of common stock issuable upon conversion of the series A preferred stock and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock.

   Pursuant to its terms, the series A preferred stock and the related warrants are convertible or exercisable by the series A holder only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by the series A holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities), would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, the number of shares of common stock set forth in the table as beneficially owned by the series A holder before and after the offering may exceed the number of shares of common stock that it could own beneficially at any given time as a result of its ownership of the series A preferred stock and the related warrants.

   Except as set forth in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. A person is considered the beneficial owner of any securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are considered outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not considered outstanding for computing the ownership percentage of any other person.

   The "Common Shares Beneficially Owned after Offering" column assumes the sale of all shares offered. The "Percentage of Common Shares Beneficially Owned after Offering" column is based on 18,274,205 shares of common stock outstanding as of June 11, 2001.


                                                                                                                      Percentage of
                                                                 Common Shares                       Common Shares    Common Shares
                                                                  Beneficially     Common Shares      Beneficially     Beneficially
Name of Selling Stockholder                                       Owned Prior        Offered By          Owned         Owned After
  ---------------------------                                     to Offering     This Prospectus    After Offering      Offering
                                                                 -------------    ---------------    --------------   -------------
Adrien Mauerman Testamentary Trust 8/6/82(1) .................       337,929           337,929               --              *
Matthew Balk(2) ..............................................       210,091           210,091               --              *
Steve Barrett(3) .............................................       151,097           151,097               --              *
Baystar Capital, L.P.(4) .....................................       444,643           444,643               --              *
Baystar International, Ltd.(5) ...............................       190,307           190,307               --              *
Spence Beal(6) ...............................................         6,750             6,750               --              *
Ivan Berkowitz(7) ............................................        88,929            88,929               --              *
Carnes Investment L.P.(8) ....................................        81,000            81,000               --              *
Castle Creek Technology Partners LLC(9) ......................       498,000           498,000               --              *
David Wilstein and Susan Wilstein, trustees of Century
  Trust(10)...................................................        17,786            17,786               --              *
Cranshire Capital, L.P.(11) ..................................       193,050           193,050               --              *
Eric Elliot(12) ..............................................        17,786            17,786               --              *
GlobalEuroNet Group, Inc.(13) ................................        71,143            71,143               --              *
Chris Healy(14) ..............................................        27,000            27,000               --              *
Richard and Ricki Hoffman JTWROS(15) .........................        17,786            17,786               --              *
Michael Kooper(16) ...........................................        13,500            13,500               --              *
Norman Spivock Trust 1993(17) ................................        35,571            35,571               --              *
Peconic Fund Ltd.(18) ........................................     1,271,679         1,271,679               --              *
Polycom, Inc.(19) ............................................       254,336           254,336               --              *
Robert B. Prag(20) ...........................................        53,357            53,357               --              *
R&G Partners(21) .............................................        53,357            53,357               --              *
Reinhard Stadler Revocable Trust(22) .........................         6,750             6,750               --              *
Gene Salkind(23) .............................................       252,857           252,857               --              *
Leopold Salkind(24) ..........................................       252,857           252,857               --              *
Eric Singer(25) ..............................................       145,061           145,061               --              *
The dotCOM Fund LLC(26) ......................................        97,200            97,200               --              *
Scott Weisman(27) ............................................       194,128           194,128               --              *
William J. Nightengale(28) ...................................         3,999             3,999               --              *
Stephen J. Hopkins(29) .......................................        44,828            44,828               --              *
Michael R. D'Appolonia(30) ...................................        27,574            27,574               --              *
Kevin I. Dowd(31) ............................................        23,635            23,635               --              *
S. Douglas Hopkins(32) .......................................        56,764            56,764               --              *
Howard S. Hoffman(33) ........................................        22,060            22,060               --              *
Dennis J. Duckett(34) ........................................        34,140            34,140               --              *
David Millet(35) .............................................       164,079            37,500          126,579              *
Paul C. O'Brien(36) ..........................................       668,791            37,500          631,291            3.5
Franklin A. Reece, III(37) ...................................       369,915            18,750          351,165            1.9
Ali Inanilan(38) .............................................       143,500            37,500          106,000              *
Colin Cunningham(39) .........................................        37,500            37,500               --              *
Sam Schwartz(40) .............................................       150,000           150,000               --              *
Jack Gilbert(41) .............................................        37,500            37,500               --              *
Traver Clinton Smith, Jr.(42) ................................       117,022            18,750           98,272              *
Dean Hiltzik(43) .............................................        99,885            82,500           17,385              *
Rick Eisenberg(44) ...........................................       214,500           214,500               --              *
James Caplan(45) .............................................       313,500           313,500               --              *
Eisenberg Communications(46) .................................        82,500            82,500               --              *
Buttonwood Advisory Group(47) ................................       123,750           123,750               --              *
Jason Adelman(48) ............................................       224,811           224,811               --              *
H.C. Wainwright & Co., Inc.(49) ..............................       133,311           133,311               --              *
Silver City Communications, Inc. (50) ........................        33,000            33,000               --

---------------
*    Less than 1%

                                             (footnotes continued on next page)

 (1) Includes 271,429 shares of common stock issuable upon conversion of the series A preferred stock and up to 66,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (2) Includes up to 8,750 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes 11,375 shares of common stock and warrants to purchase 121,936 shares of common stock owned by H.C. Wainwright & Co., Inc., of which Mr. Balk is a managing director and 35,468 shares subject to presently exercisable warrants owned by Mr. Balk.
 (3) Includes 14,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes 11,375 shares of common stock and warrants to purchase 121,936 shares of common stock owned by H.C. Wainwright & Co., Inc. of which Mr. Barrett is chief executive officer.
 (4) Includes 357,143 shares of common stock issuable upon conversion of the series A preferred stock and up to 87,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (5) Includes 152,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 37,450 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (6) Includes up to 1,750 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (7) Includes 71,429 shares of common stock issuable upon conversion of the series A preferred stock and up to 17,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (8) Includes up to 21,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
 (9) Includes 400,000 shares of common stock issuable upon conversion of the series A preferred stock and up to 98,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(10) Includes 14,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(11) Includes up to 50,050 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(12) Includes 14,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(13) Includes 57,143 shares of common stock issuable upon conversion of the series A preferred stock and up to 14,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(14) Includes up to 7,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(15) Includes 14,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(16) Includes up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(17) Includes 28,571 shares of common stock issuable upon conversion of the series A preferred stock and up to 7,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(18) Includes 1,021,429 shares of common stock issuable upon conversion of the series A preferred stock and up to 250,250 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(19) Includes 204,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 50,050 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(20) Includes 42,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 10,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(21) Includes 42,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 10,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith.


                                             (footnotes continued on next page)

(22) Includes up to 1,750 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(23) Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 35,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes warrants to purchase 25,000 shares of common stock.
(24) Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 35,000 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes warrants to purchase 25,000 shares of common stock.
(25) Includes up to 1,750 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes 11,375 shares of common stock and warrants to purchase 121,936 shares of common stock owned by H.C. Wainwright & Co., Inc., of which Mr. Singer is a managing director and 5,000 shares subject to presently exercisable warrants owned by Mr. Singer.
(26) Includes up to 25,200 shares of common stock issuable upon exercise of the warrants issued in connection therewith.
(27) Includes 14,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 3,500 shares of common stock issuable upon exercise of the warrants issued in connection therewith. Also includes 11,375 shares of common stock and warrants to purchase 121,936 shares of common stock owned by H.C. Wainwright & Co., Inc., of which Mr. Weisman is a managing director and 35,469 shares subject to presently exercisable warrants owned by Mr. Weisman.
(28) Includes 2,194 shares issuable upon exercise of options.
(29) Includes 18,136 shares issuable upon exercise of options and warrants to purchase 3,924 shares of common stock.
(30) Includes 14,106 shares issuable upon exercise of options and warrants to purchase 621 shares of common stock.
(31) Includes 12,091 shares issuable upon exercise of options and warrants to purchase 533 shares of common stock.
(32) Includes 25,909 shares issuable upon exercise of options and warrants to purchase 3,622 shares of common stock.
(33) Includes 11,284 shares issuable upon exercise of options and warrants to purchase 498 shares of common stock.
(34) Includes 13,780 shares issuable upon exercise of options and warrants to purchase 3,302 shares of common stock.
(35) Former director of VTI until May 18, 2000. Includes 8,000 shares upon exercise of options and warrants to purchase 12,500 shares of common stock.
(36) Former chairman of VTI's board of directors until May 18, 2000. Includes 341,500 shares of common stock and warrants to purchase 162,500 shares of common stock currently owned by Telecom Holding, LLC of which Mr. O'Brien is a managing member, warrants to purchase 53,125 shares of common stock owned by Mr. O'Brien individually and 8,000 shares issuable upon the exercise of options.
(37) Former president of VTI until October 8, 1999 and former director of VTI through May 18, 2000. Includes 103,301 shares issuable upon exercise of options and warrants to purchase 6,250 shares of common stock.
(38) Former chief financial officer of VTI until June 1999. Includes warrants to purchase 12,500 shares of common stock.
(39) Includes warrants to purchase 12,500 shares of common stock.
(40) Includes warrants to purchase 50,000 shares of common stock.
(41) Includes warrants to purchase 12,500 shares of common stock.
(42) Includes warrants to purchase 6,250 shares of common stock.
(43) Director of Wire One since May 18, 2000. Wire One also receives financial and tax advice from an accounting firm in which Mr. Hiltzik is a partner. Includes 91,575 shares subject to presently exercisable stock options.
(44) Includes 82,500 shares subject to presently exercisable options held by Eisenberg Communications, of which Mr. Eisenberg is a principal. Eisenberg Communications is Wire One's public relations firm.

                                             (footnotes continued on next page)

(45) Includes 82,500 shares subject to presently exercisable options held by Eisenberg Communications, of which Mr. Caplan is a principal. Eisenberg Communications is Wire One's public relations firm.
(46) Includes 82,500 shares subject to presently exercisable stock options. Eisenberg Communications is Wire One's public relations firm.
(47) Includes 123,750 shares subject to presently exercisable stock options.
(48) Includes 75,500 shares subject to presently exercisable warrants. Also includes 11,375 shares of common stock and warrants to purchase 121,936 shares of common stock owned by H.C. Wainwright & Co., Inc., of which Mr. Adelman is a vice president.
(49) Includes warrants to purchase 121,936 shares of common stock.
(50) Includes 33,000 shares subject to presently exercisable options.

                              PLAN OF DISTRIBUTION


   The selling stockholders, or pledgees, donees, transferees, or other successors in interest, may sell the common stock from time to time on the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

     (a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     (c) an exchange distribution in accordance with the rules of such exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

     (e) privately negotiated transactions;

     (f) short sales;

     (g) through the writing of options on the shares;

     (h) one or more underwritten offerings on a firm commitment or best efforts basis; and

     (i) any combination of such methods of sale.

   The selling stockholders may also transfer shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.

   In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share. To the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the Nasdaq National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, regardless of whether such shares are covered by this prospectus.

   From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short our common stock, and, in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover short sales.

   To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders' shares of common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares of common stock, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The selling stockholders and any broker-dealers that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock sold by them may be deemed to be underwriting discounts and commissions.

   A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

   The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of the selling stockholders or any other such person. The foregoing may affect the marketability of the shares.

   We have agreed to indemnify in certain circumstances the selling stockholders and the broker-dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933.

   The shares of common stock offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933. We agreed to register the common stock under the Securities Act of 1933. We have agreed to pay all reasonable legal expenses of the series A holder incident to the filing of this registration statement, other than underwriting discounts and commissions, and incurred in the purchase of the series A preferred stock and related warrants.

   We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.

   We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any common stock by the selling stockholders.


                                     EXPERTS


   The audited consolidated financial statements of Wire One incorporated by reference in this prospectus to Wire One's annual report on Form 10-K for the year ended December 31, 2000 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

   Legal matters with respect to the validity of the securities offered hereby have been passed upon by Morrison & Foerster LLP, New York, New York.


                       WHERE YOU CAN FIND MORE INFORMATION


   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained as prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith we are required to file annual and quarterly reports, proxy statements and other information with the Commission. These reports, proxy statements and other information are available for inspection and copying at the Commission's public reference rooms and the Commission's website referred to above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


   The Commission requires us to "incorporate" into this prospectus information that we file with the Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference our documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all shares covered by this prospectus:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     2. Our Definitive Proxy Statement for the 2001 Annual Meeting of Stockholders, as supplemented;

     3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001; and

     4. The description of our common stock contained in our Registration Statement on Form S-1 filed July 28, 2000, as amended.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           Wire One Technologies Inc.
                                 225 Long Avenue
                           Hillside, New Jersey 07205
                         Attention: Kate McCrary Shuster
                            Telephone: (973) 282-2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

               SEC registration fee.............   $ 1,431.03
               Accounting fees and expenses.....    10,000.00
               Legal fees and expenses..........    25,000.00
               Printing costs...................     6,000.00
               Miscellaneous....................     2,568.97
                                                   ----------
                 Total .........................   $45,000.00


Item 15. Indemnification of Directors and Officers

   Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(1) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL. Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred. Our amended and restated Certificate of Incorporation filed as Exhibit 3.1 to this Amendment provides indemnification of our directors and officers to the fullest extent permitted by the DGCL.

Item 16. Exhibits

Exhibit
Number    Description
------    -----------
3.1       Amended and Restated Certificate of Incorporation.(1)
3.2       Certificate of Amendment of View Tech, Inc. changing its name to Wire One Technologies, Inc. (6)
3.3       Certificate of Designations, Preferences and Rights of series A preferred stock of Wire One Technologies, Inc.(2)
3.4       Amended and Restated Bylaws.(1)
4.1       Specimen Common Stock Certificate.(6)
4.2       Warrant Agreement dated as of June 28, 1995 between View Tech, Inc. and U.S. Stock Transfer Corporation.(3)
4.3       Form of Warrant between View Tech, Inc. and Telecom Holding, LLC.(4)
4.4       Form of Warrant of Wire One Technologies, Inc. dated June 14, 2000.(2)
4.5       Registration Rights Agreement dated as of June 14, 2000 among Wire One Technologies, Inc. and the Investors set forth therein.(2)
4.6       Form of View Tech, Inc. Warrant dated April 24, 2000.(6)
4.7       Amendment No. 1, Exhibit A, dated as of October 14, 1998, to the Common Stock Purchase Warrant, dated as of November 21,
          1997, for the purchase of common stock of View Tech, Inc., a Delaware corporation, by Imperial Bank.(5)
4.8       Amendment No. 1, Exhibit B, dated as of October 14, 1998, to the Common Stock Purchase Warrant, dated as of November 21,
          1997, for the purchase of common stock of View Tech, Inc., a Delaware corporation, by BankBoston, N.A.(5)
4.9       Wire One Technologies, Inc. 2000 Stock Incentive Plan.(7)
5.1       Opinion of Morrison & Foerster LLP as to the legality of Common Stock of Wire One Technologies, Inc., together with consent. (8)
23.1      Consent of BDO Seidman, LLP.(8)
23.2      Consent of Morrison & Foerster LLP. (included in their opinion filed as Exhibit 5.1)
24.1      Power of Attorney. (8)

---------------
(1)  Filed as an appendix to View Tech Inc.'s Registration Statement on Form
     S-4 (File No. 333-95145) and incorporated herein by reference.
(2) Filed as an exhibit to the Company's Current Report on Form 8-K dated June 14, 2000, and incorporated herein by reference.
(3) Filed as an exhibit to View Tech, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995, and incorporated herein by reference.
(4) Filed as an exhibit to View Tech, Inc.'s Registration Statement on Form SB-2 (Registration No. 333-19597), and incorporated herein by reference.
(5) Filed as an exhibit to View Tech, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, and incorporated herein by reference.
(6)  Filed as an exhibit to Wire One Technologies, Inc.'s Registration
     Statement on Form S-1 (Registration No. 333-42518), and incorporated herein by reference.
(7) Filed as an exhibit to Wire One Technologies, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, and incorporated herein by reference.
(8)  Filed herewith.

Item 17. Undertakings

The undersigned Registrant hereby undertakes the following:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the `'Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Wire One has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Wire One will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2001.

                                 WIRE ONE TECHNOLOGIES, INC.

                                 By: /s/ Richard Reiss
                                     ------------------------------------------
                                     Richard Reiss
                                     Chairman, President and Chief
                                     Executive Officer


                                POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Richard Reiss and Jonathan Birkhahn, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-3 in connection with the offering of common stock by the registrant and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 14, 2001.

Signature                        Title
---------                        -----

/s/ Richard Reiss
-----------------------------
Richard Reiss                    Chairman, President and Chief Executive Officer
                                 (Principal Executive Officer)

/s/ Christopher Zigmont
-----------------------------
Christopher Zigmont              Chief Financial Officer
                                 (Principal Financial and Accounting Officer)

/s/ Leo Flotron
-----------------------------
Leo Flotron                      Chief Operating Officer and Director

/s/ Jonathan Birkhahn
-----------------------------
Jonathan Birkhahn                Executive Vice President Business Affairs,
                                 General Counsel, Secretary and Director

/s/ Louis Capolino
-----------------------------
Louis Capolino                   Director

/s/ Eric Friedman
-----------------------------
Eric Friedman                    Director

/s/ Dean Hiltzik
-----------------------------
Dean Hiltzik                     Director

/s/ Peter N. Maluso
-----------------------------
Peter N. Maluso                  Director



                                       S-1